Razor Resources, Inc.

12340 Seal Beach Blvd.

Ste B-190 Seal Beach, CA

90740

April 7, 2011

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn :Ethan Horowitz

Accounting Branch Chief

Re:	Razor Resources, Inc.
Form 10-K for Fiscal Year Ended April 30, 2010
Filed August 30, 2010
Form 10-Q/A for Fiscal Quarter Ended October 31, 2010
Filed February 11, 2011
File No. 0-51973

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on March 4, 2011. Below are comments regarding the issues raised in the comment letter:

Form 10-K for Fiscal Year Ended April 30, 2010

Financial Statements

General

1.	In accordance with FASB the Accounting Standards Codification which became effective on July 1, 2009, all accounting and financial reporting standard amendments have been revised to meet these standards.

Business Acquisition

2.	We confirm there was a business acquisition of acquiring approximately 99% of the shares of Compania Minera Cerros Del Sur, S.A. (“Compania Minera”) in February of 2010. In addition, shareholders of the corporate entity (Mayan Gold Inc.) that transferred the 99% interest of Compania Minera to Razor Resources Inc. (“the Company”) hold approximately 51.7% of the issued and outstanding common stock after the business acquisition. In light of FASB ASC 805-10-55-10 through 805-10-55-13, the control of the business of Compania Minera was obtained pursuant to a contractual arrangement. The conditions of the contractual arrangement were such that the Company was to provide a specified amount of financing and hire the appropriate management. Control of the acquiree (Compania Minera) had clearly been obtained by the Company (Razor Resources Inc.) in this manner. In accordance with FASB ASC 805-10-55-10 through 805-10-55-13, the accounting acquirer is identified as the Company “is the combining entitiy whose relative size is significantly larger than that of the other combining entity or entities”.FASB ASC 805-10-55-11, recognizes the acquirer as the entity that transfers cash or other assets or incurs the liabilities. The Company, on the acquisition of Compania Minera did transfer cash to the acquirer.

FASB ASC 805-10-55-12 recognizes the acquirer as the entity that issues its equity interests. On acquisition, the Company issued 35,500,000 shares of its common stock to the shareholders of the entity that controlled the acquiree. FASB ASC 805-10-55-13 recognizes the acquirer as the combining entity whose relative size is significantly larger than that of the other combining entity. In an evaluation of consideration transferred by the Company, it has been determined without doubt that Razor Resources Inc. (the Company) is the accounting acquirer. In addition, this business combination has involved an exchange of equity interests between the Company and Compania Minera. Consequently, the combining entities are of nearly equal value where the shareholders of one entity do not clearly control the combined entity based on voting interests. In such circumstances, judgment will be required. Because the voting interests of each shareholder group in the combined company are so similar, we do not believe that the difference in voting interests necessarily leads to a presumption that the Company is the acquirer. Other pertinent factors, such as transfer of consideration by the Company, the issuance of equity by the Company and acquisition of over 50% of the outstanding voting shares of Compania Minera by the Compnay lead us to conclude that Razor Resources Inc. ( the Company) is identified as the accounting acquirer in this business combination.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 22.

3.	In accordance with the SEC Regulation S-K, Item 308(t) (a) (4), this section has been revised in the following form: “ This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Form 10-Q/A for Fiscal Quarter Ended October 31, 2010

Exhibit 31 and Exhibit 32

4.	Exhibits 31 and 32 have now been included in the amended 10-Q’s for January 31, 2010, July 31, 2010 and October 31, 2010.

Engineering Comments

Form 10-K for Fiscal Year Ended April 30, 2010

Properties, page 10

5.	The Clavo Rico Mine property has been physically examined by a professional geologist and a 43-101 Geological Report was prepared.

6.	In accordance with Industry Guide 7 paragraph (b) (2), all material terms of land and mineral right agreements have been discussed to include: terms of underlying agreements and royalties; property names, claim numbers and grant numbers, mining concession names and numbers as well as expiration dates; lease terms, payments and fees as well as responsible agents of these fees.

7.	In accordance with Industry Guide 7 paragraph (b)(1) through (5), all properties have been identified in the following manner: surface and mineral rights; work completed on the property in its present condition; improvements to property and equipment; description of equipment, infrastructure and facility; current state of property exploration, as well as future exploration plans.

8.	In accordance with Regulation S-K Item 102, Instruction 3(b) two maps have been provided of the Clavo Rico Mine.

9.	Future Exploration Plans have been disclosed for the Clavo Rico Mine.

10.	Razor Resources, Inc.has adopted several QA/QC protocols for its Clavo Rico Mine, to ensure proper due diligence. Razor Resources, Inc. recognizes that these procedures serve to inform potential investors regarding procedures and protocols.

11.	Razor Resources, Inc. has taken the necessary steps to secure an environmental audit in accordance with Industry Guide 7 paragraph (b) (1) through (5) and has negotiated terms of the environmental license with the Honduran state.

12.	In accordance with Item 102, Part 3 of Regulation S-K, mine production for the Clavo Rico concession for the previous year(s) have been disclosed.

Respectfully,

Gregory Rotelli

President, Secretary and Director

Razor Resources Inc.